EXHIBIT 99.1

Fury Gold Mines Limited to Acquire Quebec Precious Metals Corporation

MONTREAL and TORONTO, Feb. 26, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury”) and Quebec Precious Metals Corporation (TSXV: QPM, FSE: YXEP, OTC-BB: CJCFF) (“QPM”)  are pleased to announce that they have entered into an arrangement agreement on February 25, 2025 (the “Arrangement Agreement”), pursuant to which Fury has agreed to acquire all of the issued and outstanding common shares of QPM, in exchange for common shares of Fury by way of a plan of arrangement (the “Transaction”). The Transaction will create a combined company that consolidates a prospective gold and critical minerals exploration portfolio totalling over 157,000 hectares in Quebec. Further details of the Transaction are outlined below.

Transaction Highlights:

  Deliver increased scale and enhanced diversification with the addition of several prospective gold and critical minerals exploration assets located in Quebec.

  Provide synergy and cost savings with Fury’s board and management team with a track record of capital raising, discovery, exploration success, and community engagement leading the combined company.

  The holders of the issued and outstanding QPM Shares will receive 0.0741 Fury Shares for each one (1) QPM Share held (the “Exchange Ratio”).

  The Exchange Ratio implies a price of C$0.04 per QPM Share and a premium of approximately 33% based on the closing prices of Fury and QPM on February 25, 2025.

The QPM project portfolio complements Fury’s project pipeline in a region where Fury is extremely active. The flagship Sakami project has seen nearly 50,000 metres (m) of drilling with gold mineralization identified within two zones, La Pointe and La Pointe Extension, along the boundary between the Opinaca and the La Grande Geological sub-Provinces. In 2025, Fury intends to rapidly advance targets at Sakami to the drilling stage following a reinterpretation of the geology and geophysics paired with systematic geochemical sampling.

Tim Clark, CEO of Fury, commented: “This Transaction is an exciting opportunity given it doubles Fury’s land package in the Eeyou Istchee territory in the James Bay Region of Quebec and unites complementary assets, teams, and investor bases which should ultimately increase shareholder value at both companies. Combining QPM’s gold and critical minerals portfolio of exploration projects with Fury’s projects and strong balance sheet will not only help improve cost efficiency but also add to the potential for new discoveries.”

Normand Champigny, CEO and Director of QPM, commented: “We are very pleased to be entering this combination with Fury. By combining with Fury, QPM’s shareholders will benefit from the synergies and cost savings of leveraging the combined company’s excellent management team for funding and obtaining required permits to continue drilling at Sakami. We believe that the Transaction with Fury offers for QPM shareholders a high potential for share price appreciation in the current gold market environment. The Transaction demonstrates the progress made with our exploration work to date. Fury has the ability to rapidly advance our assets to identify a large gold mineral resource.”

QPM Precious and Critical Minerals Project Portfolio:

Gold and Lithium:
QPM holds a highly prospective land package covering approximately 70,900 hectares largely within the emerging James Bay gold camp. The road-accessible Sakami project is host to a 23 kilometre (km) long gold-bearing structural corridor. Drilling to date at the La Pointe and La Pointe Extension targets within this trend has identified gold mineralization across widths of up to 75 m and to a depth of up to 500 m with reported intercepts of 2.51 g/t gold (Au) over 54.65 m from drill hole EX-10; 9.22 g/t Au over 12.55 m from drill hole EX-19 and 2.52 g/t Au over 48.55 m from drill hole PT-16-92. The identified gold mineralization at both La Pointe and La Pointe Extension remains open to depth and along strike. Further south along the same gold-bearing structure lies an intriguing undrilled coincident gold in soil geochemical anomalies and Induce Polarization (IP) geophysical chargeability anomaly with similar signature to the La Pointe and La Pointe Extension targets.

The Elmer East project is host to an undrilled 4.2 km long east–west oriented gold and base metal bearing structural trends known as the Lloyd showing where grab samples have returned results of up to 68.10 g/t gold, 7.99% Zinc and 7,660 ppm Copper.

Spodumene bearing pegmatites have been identified throughout the QPM land package with a recently completed drilling campaign at the Ninaaskumuwin project where +20 m spodumene bearing pegmatites with vertical continuity of up to 150 m were intercepted in drilling late 2024 (analytical results are pending at this time).

Rare Earths
The Heavy Rare Earth Elements (HREE) Kipawa project (68% QPM, 32% Investissement Québec),
50 km east of Temiscaming in southwestern Quebec, is host to a historical 2013 Proven and Probable reserves of 19.8 million tonnes grading 0.411% total rare earth oxides (TREO). The road accessible project covers an area of 4,300 hectares with good access to local infrastructure.

Transaction Details

Pursuant to the terms and conditions of the Arrangement Agreement, the holders of the issued and outstanding QPM Shares will receive 0.0741 Fury Shares for each one (1) QPM Share held (the “Exchange Ratio”). QPM stock options and warrants that are outstanding at the time of completion of the Transaction will become exercisable for Fury Shares on substantially the same terms and conditions, with the number of Fury Shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio. The Transaction will be carried out by way of a court-approved plan of arrangement under the Canada Business Corporations Act.

The Exchange Ratio implies a price of C$0.04 per QPM Share and a premium of approximately 33% based on the closing prices of Fury and QPM on February 25, 2025 and a premium of approximately 28% based on the 20-day volume weighted average prices of Fury Shares and QPM Shares as of February 25, 2025. Upon completion of the Transaction, existing Fury and QPM shareholders would own approximately 95% and 5% of the combined company, respectfully, on an undiluted basis.

Upon completion of the Transaction, Fury will continue to be listed on the TSX and NYSE American under the same Fury name and ticker symbol. The Arrangement Agreement contains customary deal-protection provisions including a non-solicitation covenant on the part of QPM and a right for Fury to match any Superior Proposal (as defined in the Arrangement Agreement). Under certain circumstances, either Fury or QPM would be entitled to a termination fee of C$0.2 million.

Principal Conditions to Completion

The completion of the Transaction is subject to a number of terms and conditions, including without limitation the following: (a) approval of a special majority of the QPM shareholders, as described below; (b) acceptance of the relevant stock exchanges (TSX, NYSE American and TSX Venture Exchange (TSXV)); (c) approval of the Quebec Superior Court; (d) there being no material adverse changes in respect of either Fury or QPM; and other standard conditions of closing for a transaction of this nature. There can be no assurance that all of the necessary approvals will be obtained or that all conditions of closing will be satisfied.

The Transaction is subject to the approval at a special meeting of QPM shareholders by (i) 66 2/3% of the votes cast by QPM shareholders, and (ii) a simple majority of the votes cast by the QPM shareholders, excluding the votes cast by certain persons as required by Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions. Fury and QPM are arm’s length parties and, accordingly, the Transaction is not expected to be a related party transaction. However, certain insiders of QPM will, as a condition to completion, agree to convert certain liabilities into shares of Fury to be issued upon completion of the Transaction. No finder’s fees are being paid in connection with the Transaction. Officers and directors along with certain key shareholders and insiders of QPM who collectively control 17% of the QPM Shares on an undiluted basis have entered into voting and support agreements pursuant to which they have agreed to vote their shares in favour of the Transaction.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Board of Directors and Management

Upon closing of the Transaction, the board of directors of Fury will remain unchanged to lead the combined management and project teams. The head office will continue to be in Toronto, Canada. Normand Champigny will be appointed as a strategic advisor to Fury and Fury’s representative for the Kipawa project.

Transaction Timeline

Pursuant to the Arrangement Agreement and subject to satisfying all necessary conditions and receipt of all required approvals, the parties anticipate completion of the Transaction by the end of April 2025. An Information Circular will be sent to QPM shareholders in March and filed at www.sedarplus.com in furtherance of the required QPM shareholders meeting which circular will contain all material details about the Transaction. The Transaction is not subject to approval by the shareholders of Fury. Following completion of the Transaction, QPM Shares will be delisted from the TSXV and QPM will cease to be a reporting issuer under Canadian securities laws.

Recommendations by the Boards of Directors

After consultation with its legal advisors, the board of directors of Fury unanimously approved entering into the Arrangement Agreement. After consultation with its legal advisors, the board of directors of QPM unanimously approved entering into the Arrangement Agreement and unanimously recommended that QPM shareholders vote in favour of the Transaction.

Counsel and Advisor

McMillan LLP is acting as legal counsel to Fury. BCF Business Law are acting as legal counsel to QPM. Evans and Evans Inc. has provided a fairness opinion to the QPM Board confirming that, in Evans and Evans’ view, the Transaction is, from a financial point of view, fair to QPM Shareholders.

Normand Champigny, Eng., CEO and Director of QPM, is a qualified person within the meaning of National Instrument 43-101 on standards of disclosure for mineral projects. He has reviewed and approved the technical information contained in this press release.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country and holds an approximate 51 million common share position in Dolly Varden Silver Corp. (approximately 16% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

About Quebec Precious Metals Corporation

QPM has a large land position in the highly prospective Eeyou Istchee James Bay territory, Quebec, near Newmont Corporation’s Éléonore gold mine. QPM focuses on advancing its Sakami gold project and its newly discovered, drill-ready Ninaaskuwin lithium showing on the Elmer East project. In addition, QPM holds a 68% interest in the Kipawa rare earths project located near Temiscaming, Quebec.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:
Margaux Villalpando, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

For more information about QPM, please contact:
Normand Champigny, Chief Executive Officer
Tel.: (514) 979-4746
Email: nchampigny@qpmcorp.ca

Forward-Looking Information
This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events. These particularly pertain to the outlook for completion of the proposed Transaction and synergies that might arise from it.

Although Fury and QPM have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information including the uncertainty of the shareholder and regulatory approval process the two companies face and many other risks described in our recent securities filings available at www.sedarplus.ca.

There may also be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place heavy reliance on forward-looking information. Neither Fury nor QPM undertake to update any forward-looking information except in accordance with applicable securities laws.

No regulatory authority has approved the contents of this news release.